July 9, 2021

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Energy & Transportation

100 F St NE

Washington, D.C. 20549

Attention: Anuja A. Majmudar

Timothy S. Levenberg

Re:	Torchlight Energy Resources, Inc.

Registration Statement on Form S-3

Filed May 28, 2021

File No. 333-256636

Ladies and Gentlemen:

Meta Materials Inc. (fka Torchlight Energy Resources, Inc., the “Company”) hereby respectfully requests withdrawal of its acceleration request filed earlier today, July 9, 2021, in which the Company requested the acceleration of the effective time and date of the Company’s Registration Statement on Form S-3 (File No. 333-256636) (the “Registration Statement”) to 5:00 p.m. Eastern time, on July 9, 2021. The Company is no longer requesting that such Registration Statement be declared effective at this time, and we hereby formally withdraw our request for acceleration of the effective date.

If you have any questions regarding the foregoing, please contact our counsel, Thomas E. Hornish of Wilson Sonsini Goodrich and Rosati, Professional Corporation, at (858) 209-1020.

Sincerely, META MATERIALS INC.

By:	/s/ Ken Rice
	Name:	Ken Rice
	Title:	Chief Financial Officer & Executive Vice President

cc:	Thomas E. Hornish, Esq.

Wilson Sonsini Goodrich & Rosati, Professional Corporation